SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL announces 4Q23 EARNINGS RESULTS

4Q23 Highlights:

•	The Company recorded of R$5.0 billion net operating revenue in the fourth quarter of 2023 (4Q23), representing a growth of 6.7% compared to the fourth quarter of 2022 (4Q22);

•        Approximately, 7.8 million passengers were transported in the quarter, an increase of 0.6% compared to 4Q22;

•        In 4Q23, the recurring EBITDA margin reached 32.0% of revenue, an increase of 7.3 percentage points compared to the same period in 2022;

•        CASK reduced 0.1% compared to 4Q22, and five new Boeing 737 MAX-8 aircraft were received in the quarter;

•        Net leverage³ reached 3.7x, 0.3x lower than 3Q23;

•        Cask ex-fuel increase 15.1% as an impact of the ASK reduction.

São Paulo, March 28, 2024 - GOL Linhas Aéreas Inteligentes S.A. (“GOL” or “Company”) (NYSE: GOL and B3: GOLL4), one of the leading airlines in Brazil and part of the Abra Group, today announced its consolidated results for the fourth quarter of 2023 (4Q23). The Company remained focused on operational efficiency through an optimized fleet and yield management, in addition to being dedicated to the continuous delivery of excellence in the products offered to customers.

All information in this release is presented in Reais (R$), in accordance with international accounting standards (IFRS) and with adjusted metrics, made available to enable comparison of this quarter with the same period of the previous year (4Q22). Adjusted (recurring) indicators exclude non-recurring expenses related to the quarter's results and are detailed in the respective tables.

Summary of the Fourth Quarter of 2023 (vs. 4Q22)

•	The number of Paid Passenger-Kilometers Transported (RPK) decreased by 1.0%, while the total Seat-Kilometer Offered (ASK) decreased by 5.6%;
•	Net Operational Revenue expanded 6.7% to R$5.0 billion;
•	Load factor was 84.0%, an increase of 3.9 p.p. Domestic load factor was 83.8%, 3.2 p.p. increase, and International load factor was 85.7%, increase of 10.1 p.p;
•	Operational aircraft utilization increased by 0.9% to 11.7 hours per day;
•	The number of passengers transported increased by 0.6%, to 7.8 million;
•	Net Revenue per Seat Kilometer Offered (RASK) increased 13.1% to 47.0 cents (R$);
•	Average yield per passenger increased by 9.2%, a record of 52.6 cents (R$) for a fourth quarter;
•	Cost Per Seat Kilometer (CASK) for passenger operations decreased by 1.9% to 35.31 cents (R$), while CASK Fuel decreased by 18.5% to 13.25 cents (R$), due to the 22.0% reduction in jet fuel prices.
•	EBITDA was R$1.62 billion with a 32.0% margin, while EBIT was R$1.2 billion with a 23.4% margin;
•	Net loss, excluding effects of exchange rate variation and mark-to-market of of the derivative component of EESN, totaling R$1.1 billion in the quarter, was R$22 million;
•	Adjusted net debt to LTM recurring EBITDA ratio was 3.7x on 12/31/2023, a reduction of 0.3x compared to leverage on 9/30/2023.

1) Recurrent EBITDA - there were no non-recurring events for 4Q23; (2) cash, cash equivalents, financial investments, deposits and accounts receivable; (3) Adjusted Net Debt/UTM EBITDA

1	GOL Linhas Aéreas Inteligentes S.A.

Results Report Fourth Quarter, 2023

Operational and Financial Indicators

Traffic Data - GOL (in millions)	4Q23	4Q22	% Var.
RPK GOL – Total	9,012	9,107	(1.0%)
RPK GOL – Domestic	8,117	8,208	(1.1%)
RPK GOL – Foreign Market	895	899	(0.4%)
ASK GOL – Total	10,732	11,375	(5.7%)
ASK GOL – Domestic	9,687	10,185	(4.9%)
ASK GOL – Foreign Market	1,045	1,189	(12.1%)
GOL Load Factor – Total	84.0%	80.1%	3.9 p.p.
GOL Load Factor – Domestic	83.8%	80.6%	3.2 p.p.
GOL Load Factor – Foreign Market	85.7%	75.6%	10.1 p.p.
Operating Data	4Q23	4Q22	% Var.
Revenue Passengers - Pax on Board ('000)	7,824	7,776	0.6%
Aircraft Utilization (Block Hours/Day)	11.7	11.6	0.9%
Departures	54,207	57,166	(5.2%)
Total Seats ('000)	9,582	9,958	(3.8%)
Average Stage Length (km)	1,105	1,130	(2.3%)
Fuel Consumption in the Period (mm liters)	310	315	(1.3%)
Full-Time Employees (at period end)	13,701	14,048	(2.5%)
Average Operating Fleet(1)	101	110	(8.5%)
On-Time Departures	86.7%	79.0%	7.7 p.p.
Flight Completion	98.6%	98.3%	0.3 p.p.
Lost Baggage (per 1,000 pax)	2.69	2.66	1.1%
Financial Data	4Q23	4Q22	% Var.
Net YIELD (R$ cents)	52.61	48.16	9.2%
Net PRASK (R$ cents)	44.18	38.56	14.6%
Net RASK (R$ cents)	46.98	41.55	13.1%
CASK (R$ cents)	35.99	36.00	(0.1)
CASK Ex-Fuel (R$ cents)	22.74	19.75	15.1%
CASK for passenger operations (R$ cents) (2)	35.31	36.00	(1.9%)
CASK ex-fuel for passenger operations (R$ cents) (2)	22.48	19.75	13.8%
Breakeven Load Factor Ex-Non Recurring Expenses	64.3%	68.1%	(3.8 p.p.)
Average Exchange Rate(3)	4.95	5.26	(5.9%)
End of Period Exchange Rate(3)	4.84	5.22	(7.3%)
WTI (Average per Barrel, US$)(4)	78.32	82.64	(5.2%)
Fuel Price per Liter (R$)(5)	4.67	5.99	(22.0%)
Gulf Coast Jet Fuel Cost (average per liter, US$)(4)	0.53	0.61	(13.1%)

(1) Average fleet excluding subleased and MRO aircraft. Some values may differ from quarterly information - ITR due to rounding; (2) Excludes costs related to the operation of the cargo fleet (3) Source: Central Bank of Brazil; (4) Source: Bloomberg; (5) Fuel expenses excluding hedge results and PIS and COFINS credits/liters consumed.

Domestic Market

Demand in the domestic market reached 8,117 million RPK, a reduction of 1.1% compared to 4Q22.

Supply in the domestic market in turn reached 9,687 million ASK, representing a decrease of 4.9% year on year.

Load factor was 83.8% and the Company transported approximately 7.4 million Customers in 4Q23, an increase of 0.4% compared to the same quarter of the previous year.

International Market

The supply in the international market, measured in ASK, was 1,045 million and the demand (in RPK) was 895 million. During this period GOL transported approximately 0.4 million passengers in this market.

Volume of Departures and Total Seats

In 4Q23, the Company's total take-off volume was 54,207, representing a decrease of 5.2% compared to 4Q22. The total number of seats made available on the market was 9.6 million, representing a decrease of 3.8% compared to the same period in 2022.

2	GOL Linhas Aéreas Inteligentes S.A.

Results Report Fourth Quarter, 2023

PRASK, RASK, and Yield

Net PRASK in 4Q23 was 14.6% higher compared to 4Q22, reaching 44.18 cents (R$). The Company's net RASK was 46.98 cents (R$), representing an increase of 13.1% compared to the same period of the previous year. Net yield recorded in 4Q23 was 52.61 cents (R$), resulting in an increase of 9.2% compared to 4Q22.

Income Statement

Income Statements in IFRS (R$ MM)	4Q23	4Q22	% Var.
Net Operating Revenue	5,042.5	4,726.6	6.7%
Passenger Transportation	4,741.8	4,385.9	8.1%
Cargo and Others	300.7	340.7	(11.7%)
Operating Costs and Expenses	(3,862.2)	(4,095.5)	(5.7%)
Personnel	(733.3)	(668.2)	9.7%
Personnel – Operations	(446.9)	(424.2)	5.6%
Personnel – Others	(286.4)	(244.0)	17.4%
Jet Fuel	(1,421.8)	(1,848.7)	(23.1%)
ICMS Tax on Fuel	(123.6)	(178.2)	(30.6%)
Fuel (ex-ICMS)	(1,298.2)	(1,670.5)	(22.3%)
Landing Fees	(216.2)	(237.0)	(8.8%)
Passenger Costs	(136.7)	(276.8)	(50.6%)
Services	(359.3)	(273.8)	31.2%
Sales and Marketing	(273.5)	(205.6)	33.0%
Maintenance, Material and Repairs	(544.4)	(81.6)	NM
Depreciation and Amortization	(435.4)	(461.8)	(5.6%)
Others	258.5	(42.0)	NM
Operating Income (Expenses) (EBIT)	1,180.2	631.2	87.0%
Operating Margin	23.4%	13.4%	10.0 p.p.
Other Financial Revenues (Expenses)	(2,053.2)	(381.2)	NM
Interest on Loans and Financing	(892.1)	(731.4)	22.0%
Gains from Short-Term Investments	(89.2)	6.0	NM
Exchange Rate Cash Changes	699.8	685.4	2.1%
Net Income (Loss) from Derivatives	(21.1)	(9.8)	NM
Income (Expenses) from ESN and Capped Calls	(1,775.7)	2.1	NM
Other Net Revenues (Expenses)	25.0	(333.5)	NM
Income (Loss) before Income Tax/Social Contribution	(873.0)	250.0	NM
Net Margin before Taxes	(17.3%)	5.3%	NM
Income Tax	(224.7)	(19.1)	NM
Current Income Tax	12.7	(2.5)	NM
Deferred Income Tax	(237.4)	(16.6)	NM
Net Income (Loss) after Minority Interest	(1.097.7)	230.9	NM
Net Margin	(21.8%)	4.9%	NM
Net Income (Loss) before Minority Interest	(1.097.7)	230.9	NM
Financial Expenses	2,053.2	381.2	NM
Expenses with Income Taxes	224.7	19.1	NM
Depreciation and Amortization	435.4	461.8	(5.7%)
Non-Recurring Expenses	-	75.0	NM
Recurring EBITDA	1,615.7	1,168.0	38.3%
Recurring EBITDA Margin	32.0%	24.7%	7.3 p.p.
Recurring EBIT	1,180.2	706.2	67.1%
Recurring EBIT Margin	23.4%	14.9%	8.5 p.p.
Recurring Pre-Tax Income¹	202.9	(362.5)	NM
Recurring Pre-Tax Margin¹	4.0%	(7.7%)	NM
Recurring Net Income	(21.8)	(381.6)	(94.3%)
Recurring Net Income Margin	(0.4%)	(8.1%)	7.7 p.p.

(1) Excludes unrealized gains and losses from esn/capped calls mark-to-market and gains and losses from exchange variation on debt. (2) Excludes net exchange and monetary variations. (3) Excludes effects of options and warrants related to ESNs and ESSNs. (4) Includes options effects and warrants related to ESNs. (5) Not applicable. there is no forecast of dilution of injury in international accounting standards (IFRS).

Net Revenue

In the fourth quarter, the Company recorded R$5.0 billion net operating revenue, 6.7% higher than 4Q22 revenue and 32.6% higher than 4Q19. Ancillary revenues totaled R$301 million, representing 6.0% of total net revenue in the fourth quarter of 2023.

Operational Expenses

CASK in 4Q23 was 35.99 cents (R$), representing a reduction of 0.1% compared to 4Q22, a result mainly influenced by the fall in fuel costs. The unit cost excluding fuel and cargo aircraft operations increased by 13.8%. The unit cost of fuel fell by 18.5%, mainly due to the reduction in the price of aviation kerosene and greater use of the new Boeing 737-MAX aircraft in GOL's operations.

The cost indicators per ASK are described in this section and on a comparative basis. Explanations of the variations are based on the recurring reported figures.

3	GOL Linhas Aéreas Inteligentes S.A.

Results Report Fourth Quarter, 2023

Operational Expenses (R$ MM)	4Q23	4Q22	% Var.
Personnel	(733.3)	(668.2)	9.7%
Personnel – Operations	(446.9)	(424.2)	5.4%
Personnel – Others	(286.4)	(244.0)	17.4%
Aviation Fuel	(1,421.8)	(1,848.7)	(23.1%)
ICMS Tax on Fuel	(123.6)	(178.2)	(30.6%)
Fuel (ex-ICMS)	(1,298.2)	(1,670.5)	(22.3%)
Landing Fees	(216.2)	(237.0)	(8.8%)
Passenger Costs	(136.7)	(276.8)	(50.6%)
Services	(359.3)	(273.8)	31.2%
Sales and Marketing	(273.5)	(205.6)	33.0%
Maintenance. Material and Repairs	(544.4)	(81.6)	NM
Depreciation and Amortization	(435.4)	(461.8)	(5.6%)
Other Expenses	258.5	(42.0)	NM
Total Operating Expenses	(3,862.2)	(4,095.5)	(5.7%)
Operating Expenses Ex-Fuel	(2,440.4)	(2,246.7)	8.6%
Non-Recurring Expenses	-	(75.0)	NM
Operating Expenses per ASK	4Q23	4Q22	% Var.
Personnel	(6.83)	(5.87)	16.4%
Personnel – Operations	(4.16)	(3.73)	12.1%
Personnel – Others	(2.67)	(2.14)	24.8%
Aviation Fuel	(13.25)	(16.25)	(18.5%)
ICMS Tax on Fuel	(1.15)	(1.57)	(26.8%)
Fuel (ex-ICMS)	(12.10)	(14.69)	(17.6%)
Landing Fees	(2.01)	(2.08)	(3.4%)
Passenger Costs	(1.27)	(2.43)	(47.7%)
Services	(3.35)	(2.41)	39.0%
Sales and Marketing	(2.55)	(1.81)	40.9%
Maintenance. Material and Repairs	(5.07)	(0.72)	NM
Depreciation and Amortization	(4.06)	(4.06)	NM
Other Expenses	2.41	(0.37)	NM
CASK (R$ cents)	(35.99)	(36.00)	(0,1%)
CASK Ex-Fuel	(22.74)	(19.75)	15.1%
CASK for passenger operations (R$ cents) (1)	(35.31)	(36.00)	(1.9%)
CASK Ex-Fuel for passenger operations (R$ cents) (1)	(22.48)	(19.75)	13.8%

(1) Excludes non-recurring expenses.

Personnel expenses per ASK: higher by 16.4%, mainly due to the increase in labor contingencies and payroll annual increase.

Aviation fuel expenses per ASK: 18.5% lower, mainly due to the reduction in jet fuel price (QAV) and gains from tax incentives in regional operations combined with greater use of the new Boeing 737-MAX aircraft in GOL's operations.

Landing and take-off fees per ASK: 3.4% lower, mainly as a result of the reduction in the number of takeoffs by 5.2% in the period.

Passenger expenses per ASK: 47.7% lower, mainly due to lower expenses related to accommodation and travel expenses resulted from flight cancellations.

Services per ASK: an increase of 39.0% due to the cost of international IT services, and hiring consulting companies related to the Company’s financial reorganization.

Commercial and advertising per ASK: higher by 40.9%, due to the higher generation of sales volume and commission expenses in the period.

Maintenance and re pair material per ASK: an increase due to higher expenses for the return of six aircraft in the period.

Depreciation and amortization per ASK: lower by 0.1%, mainly due to the extension of the average useful life for depreciation of capitalized maintenance.

Other expenses per ASK: lower by more than 100%, due to the recovery of expenses in legal contingencies and Sale and Leaseback gains referring to 5 aircraft.

4	GOL Linhas Aéreas Inteligentes S.A.

Results Report Fourth Quarter, 2023

Operating Results

Recurring EBIT recorded in 4Q23 was R$1.180.2 million, representing a recurring operating margin of 23.4%. On a per available seat kilometer basis, recurring EBIT reached 11.0 cents (R$).

The EBITDA recorded in 4Q23 was R$1,615.7 million, representing a recurring margin of 32.0%. EBITDA on an available seat-kilometer basis in the period was 15.1 cents (R$).

EBIT and EBITDA Reconciliation (R$ MM)	4Q23	4Q22	% Var.
Net Income (Loss)	(1.097.7)	230.9	NM
(-) Non Recuring Events	-	(75.0)	NM
Recuring Net Income (Loss)	(1.097.7)	305.9	NM
(-) Income Tax	224.7	19.1	NM
(-) Net Financial Result	2,053.2	381.2	NM
Recurring EBIT (1)	1,180.2	706.2	67.1%
Recuring EBIT margin (1)	23.4%	14.9%	8.5 p.p.
(-) Depreciation and Amortization	435.4	461.8	(5.7%)
Recurring EBITDA	1,615.7	1,168.0	38.3%
Recurring EBITDA margin	32.0%	24.7%	7.3 p.p.
EBITDA Calculation (R$ cents/ASK)	4Q23	4Q22	% Var.
Net Revenue	46.98	41.55	13.0%
Recurring Operating Costs and Expenses	(35.99)	(35.35)	2.0%
Recurring EBIT (1)	11.00	6.21	77.4%
Depreciation and Amortization	(4.06)	(4.06)	-
Recurring EBITDA (1)	15.05	10.27	46.5%

(1) Excludes non-recurring results. *In accordance with CVM Instruction No. 527, the Company presents the reconciliation of EBIT and EBITDA, according to which: EBIT = net profit (loss) (+) income taxes and social contributions (+) net financial result; and EBITDA = net profit (loss) (+) income taxes and social contributions (+) net financial result (+) depreciation and amortization. Some values in the report may differ from quarterly information - ITR due to rounding.

Results of Hedge Operations

The Company uses hedge accounting for the purpose of accounting for some of its derivative instruments. In 4Q23, GOL recognized a loss of R$21.1 million in its hedging operations in the Company's financial results.

Fuel: GOL recognized net losses of R$19.6 million in its hedging operations to mitigate the Company's exposure to changes in the price of aviation fuel on the Company's financial results.

Interest: Transactions to protect the cash flow of future leasing contracts, whose installments are exposed to floating rate volatility and the loan interest rate swap transaction resulted in losses of R$2.3 million in financial results in 4Q23.

Exchange rate: The Company recognized gains of R$0.8 million on foreign exchange hedging derivative transactions during 4Q23.

Income Tax

In 4Q23, the expense of Income Tax and Contributions was R$224.7 million, an increase compared to 4Q22 due to the decrease in taxable income in the period.

Net Income

In 4Q23, the Company recorded a net loss of R$1.1 billion and adjusted net loss of R$22 million excluding gains from net exchange variation of R$0.7 billion and a variation of R$1.8 billion related to the results of Exchangeable Notes and Capped Calls).

Net Income (Expenses) (R$ MM)	4Q23	4Q22	% Var.
Net Income (Loss)	(1.097.7)	230.9	NM
(-) Income (Expenses) from ESN/ESSN and Capped Calls(1)	1,775.7	(2.1)	NM
(-) Exchange Rate Changes. Net(2)	(699.8)	(685.4)	2.1%
Net Income (Loss) for the Period(3)	(21.8)	(381.6)	(94.3%)

(1) Considering marking to market the ESSN derivative due to changes in the share price (2) The difference between the value presented and the value disclosed in the income statement of the quarterly information – ITR for the period ended December 31, 2021 is allocated to the results of ESN and capped calls. (3) Earnings per share excludes the results of (i) net exchange variation; (ii) Exchangeable and capped calls; and (iii) excludes non-recurring results.

5	GOL Linhas Aéreas Inteligentes S.A.

Results Report Fourth Quarter, 2023

Cash flow

Operating activities generated approximately R$25 million in 4Q23.

Investment activities consumed around R$256 million net in the quarter, mainly due to the receipt of funds from the Sale and Leaseback operation.

Financing activities in 4Q23 generated R$20 million, mainly impacted by R$500 million in loan acquisitions.

Summarized Consolidated Cash Flow (R$ MM)	4Q23	4Q22	% Var.
Net Income (Loss) for the Period	(1,097,7)	230,9	NM
Non-Cash Items Adjustment	3,537,6	469,9	NM
Net Profit After Non-Cash Items Adjustment	2,439,9	700,8	NM
Net Cash for Operating Activities	25.2	952.2	(97.4%)
Net Cash Used in Investing Activities	(256.2)	(101.8)	NM
Net Cash Flow	(231.0)	850.4	NM
Net Cash Used in Financing Activities	19.7	(845.6)	N
Net Increase (Decrease) in Total Cash(1)	(211.2)	4.8	NM
Total Cash at the Beginning of the Period	993.7	587.7	69.1%
Total Cash at the End of the Period	782.5	592.5	32.1%

(1)	Includes cash balances, cash equivalents, financial investments. trade receivables and securities and amounts receivable.
6	GOL Linhas Aéreas Inteligentes S.A.

Results Report Fourth Quarter, 2023

Cash and Indebtedness

In 4Q23, the Company's total cash (cash and cash equivalents, financial investments) was R$782 million, an increase of 32.1% compared to the same period a year earlier.

On December 31, 2023, GOL recorded a total of R$10.6 billion in Loans and Financing, of which R$1.3 billion is recorded in current liabilities. The total lease liability recorded is R$9.4 billion.

Total gross debt recorded in 4Q23 was R$20.0 billion, representing a decrease of 13.7% and 1.0% in relation to 4Q22 and 3Q23, respectively, even with the exchange rate variation adversely impacting debts in foreign currency. The ratio of adjusted net debt to LTM EBITDA was 3.7x on 12/31/23. The Company's average debt maturity period, excluding aircraft leases and perpetual bonds, was 3.2 years. The average rate on debt in Reais was 17.3% and on obligations in US Dollars, excluding aircraft leasing and perpetual bonds, it was 13.3%.

Cash (R$ MM)	4Q23	4Q22	% Var.
Cash. Short-Term Investments and Restricted Cash	782.5	592.5	32.1%
Total Cash	782.5	592.5	32.1%
Total Cash as a % of LTM Net Revenue	17.6%	16.7%	(0.9 p.p.)
Debt (R$ MM)	4Q23	4Q22	% Var.
Bank Loans	38.8	115.8	(66.5%)
Aircraft and Engines Financing and Maintenance	118.9	373.3	(68.1%)
Leases (annual lease IFRS-16)	9,441.4	11,207.0	(15.8%)
Bonds	9,550.2	8,818.8	8.3%
Exchangeable Notes	190.8	1,857.4	(89.7%)
Perpetual Notes	684.9	819.6	(16.4%)
Total Loans and Financing	20,025.0	23,191.9	(13.7%)
Financial Short-Term Debt (IFRS-16)	1,261.6	1,126.6	12.0%
Financial Long-Term Debt (IFRS-16)	9,322.0	10,858.3	(14.1%)
Long-Term Obligations with Derivatives	38.8	115.8	(66.5%)
Debt and Leverage (R$ MM)	4Q23	4Q22	% Var.
Gross Debt Ex-Perpetual Notes (R$ MM)	19,340.0	22,372.3	(13.6%)
Total Cash (R$ MM)	782.5	592.5	32.1%
Adjusted Net Debt (R$ MM)	18,557.6	21,779.8	(14.8%)
% of Gross Debt in Foreign Currency	48.3%	46.6%	1.7 p.p.
% of Short-Term Debt	11.9%	9.4%	2.5 p.p.
% of Long-Term Debt	88.1%	90.6%	(2.5 p.p.)
Total Loans and Financing	20,025.0	23,191.9	(13.7%)
- Perpetual Notes	684.9	819.6	(16.4%)
- Total Cash	782.5	592.5	32.1%
= Net Debt (Ex-Perpetual Notes)	18,557.6	21,779.8	(14.8%)
Adjusted EBITDA LTM(2)	5,066.0	2,863.5	78.5%
Net Debt / EBITDA LTM(2)	3.7x	7.6x	(3.9x)
Gross Debt / EBITDA LTM(2)	3.8x	7.8x	(4.0x)
Adjusted Net Debt / EBITDA LTM(1)	4.6x	9.5x	(4.8x)
Adjusted Gross Debt / EBITDA LTM(1)	4.8x	9.7x	(4.9x)

(1) Debt and leverage consider the accounting Loans and Financing balance in the balance sheet andnot considers Derivative Obligations. The ESSN2028 considers the fair value of the debt instrument, as recorded under Loans and Financing; (2) Excluding non-recurring expenses; (3) Excluding perpetual notes and considering aircraft leases x 7 times.

7	GOL Linhas Aéreas Inteligentes S.A.

Results Report Fourth Quarter, 2023

Financial Debt Amortization Schedule (in billions)1

1-	Considers the financial obligations of each debt, not the accounting value of the debt. ESN 2024 and ESSN 2028 assumes no conversion into equity
2-	Excluding perpetual bonds

Fleet

At the end of 4Q23, GOL's total fleet was 141 Boeing 737 aircraft, of which 91 were NGs, 44 were MAXs, and 6 were Cargo NGs. The Company's fleet is 100% composed of medium-sized aircraft (narrowbodies), with 97% financed via operating leases and 3% financed via finance leases.

Total Fleet at End of Period	4Q23	4Q22	Var.	3Q23	Var.
Boeing 737	141	146	-5	141	0
737-700 NG	16	20	-6	19	-3
737-800 NG	75	86	-11	78	-3
737-800 NG Freighters	6	2	4	5	1
737-MAX 8	44	38	6	39	5

As of December 31, 2023, GOL had 101 firm orders for the acquisition of Boeing 737-MAX aircraft, 64 of which were for the 737-MAX 8 model and 37 for the 737-MAX 10 model.

8	GOL Linhas Aéreas Inteligentes S.A.

Results Report Fourth Quarter, 2023

ESG Review

Environment	4Q23	2022	2021	2020
Fuel
Total Fuel Consumed (GJ X 1.000)	10,521	37,630	26,188	25,232
% Renewable Fuel	0	0	0	0
Total Fuel Consumed (Liters X 1.000 / ASK)	28.1	27.8	27.7	28.8
Scope 1 Gross Global Emissions
Greenhouse gas (GHG) emissions (tons CO2)	765,751	2,737.745	1,905.556	1,774.332
Greenhouse gas (GHG)/Emissions/Flight Hour (TONS CO2)	8.4	8.0	8.5	9.2
Greenhouse gas (GHC) Compensated greenhouse gas (GHG) emissions (TONNES CO2)	853	10,281	71	0
Fleet
Fleet Average Age	10.6	10.4	10.4	10.7
Social
Labor Relations
Gender of Employees (% Male/Female)	57/43	56/44	56/44	56/44
Age: Under 30 Years (%)	19	20	24	26
Between 30 and 50 Years (%)	67	68	65	63
Over 50 Years (%)	14	12	11	11
Active Workforce Covered by Collective Bargaining Agreements (%)	100	100	100	100
Number and Duration of Strikes and Blocks (# Days)	0	0	0	0
Customer and Company Behavior
Punctuality (%)	86.7	88.9	92.8	93.2
Regularity (%)	98.6	99.2	99.0	97.9
Loss of Baggage (Per 1.000 Pax)	2.69	2.37	2.06	2.10
Safety
Number of Fatalities	0	0	0	0
Number of Government Surveillance and Security Actions	0	0	0	0
Governance
Administration
Independent Directors (%)	55	55	55	55
Participation of Women in Leadership Positions (%)	35	35	35	35
Committees and Policies
Number of Committees: All with Independent Members Included	5	5	5	5
Compliance Policy (Available on the Company's IR Site)	✓	✓	✓	✓
Disclosure of Information and Securities Trading Policy (Available on the Company's RI Website)	✓	✓	✓	✓
Shareholders' Meetings
Representation in the Voting Capital of the General Meetings (%)	100	100	100	100

9	GOL Linhas Aéreas Inteligentes S.A.

Results Report Fourth Quarter, 2023

Consolidated Income Statement

Income Statement (R$ MM)	4Q23	4Q22	% Var.
Net Operating Revenue	5,042	4,727	6.7%
Passenger Transportation	4,742	4,386	8.1%
Cargo and Others	301	341	(11.7%)
Operating Costs and Expenses	(3,862)	(4,095)	(5.7%)
Personnel	(733)	(668)	9.7%
Aviation Fuel	(1,422)	(1,849)	(23.1%)
Landing Fees	(216)	(237)	(8.8%)
Passenger Costs	(137)	(277)	(50.6%)
Services	(359)	(274)	31.2%
Sales and Marketing	(273)	(206)	33.0%
Maintenance. Material and Repairs	(545)	(82)	NM
Depreciation and Amortization	(435)	(462)	(5.6%)
Others	258	(42)	NM
Equity Pickup	-	-	NM
Operating Profit	1,180	631	87.0%
Net Financial Result	(2,053)	(381)	NM
Income (Loss) Before Income Taxes	(873)	250	NM
Current Income Tax/Social Contribution	13	(3)	NM
Deferred Income Tax/Social Contribution	(237)	(17)	NM
Net Income (Loss)	(1.098)	231	NM
Number of Shares at the End of the Period (in Millions)	418.7	418.7	-

10	GOL Linhas Aéreas Inteligentes S.A.

Results Report Fourth Quarter, 2023

Consolidated Balance Sheets

Consolidated Balance Sheets (R$000)	4Q23	4Q22	% Var.
ASSETS	16,726,194	16,970,285	(1.4%)
Current	3,028,253	2,993,543	1.2%
Cash and Cash Equivalents	323,928	169,035	91.6%
Investments	315,901	404,113	(21.8%)
Trade Receivables	825,196	887,734	(7.0%)
Inventories	397,216	438,865	(9.5%)
Deposits	264,524	380,267	(30.4%)
Advance to Suppliers and Third Parties	431,136	302,658	42.4%
Taxes to Recover	165,157	195,175	(15.4%)
Rights from Derivative Transactions	810	16,250	(95.0%)
Other Credits	304,385	199,446	52.6%
Non-current	13,697,941	13,976,742	(2.0%)
Restricted Cash	142,636	19,305	NM
Deposits	2,291,413	2,279,503	0.5%
Advance to Suppliers and Third Parties	101,515	49,698	104.3%
Taxes to Recover	14,077	53,107	(73.5%)
Deferred Taxes	155	77,251	(99.8%)
Other Credits	22,645	33,187	(31.8%)
Rights from Derivative Transactions	-	13,006	NM
Property. Plant & Equipment	9,187,700	9,588,696	(4.2%)
intangible Assets	1,937,800	1,862,989	4.0%
LIABILITIES AND SHAREHOLDERS' EQUITY	16,726,194	16,970,285	(1.4%)
Current	13,001,593	13,861,247	(6.2%)
Loans and Financing	1,261,554	1,126,629	12.0%
Leases to Pay	1,739,642	1,948,258	(10.7%)
Suppliers	2,000,079	2,274,503	(12.1%)
Suppliers - Drawn risk	39,877	29,941	33.2%
Labor Obligations	647,729	600,451	7.9%
Taxes and Contributions to Collect	205,261	258,811	(20.7%)
Airport Fees	1,018,915	1,173,158	(13.1%)
Advance Ticket Sales	3,130,772	3,502,556	(10.6%)
Frequent-Flyer Program	1,765,664	1,576,849	12.0%
Advances from Ticket Sales	148,712	354,904	(58.1%)
Provisions	737,636	634,820	16.2%
Liabilities with Derivative Transactions	8,929	519	NM
Other Liabilities	296,823	379,848	(21.9%)
Non-current	26,891,715	24,467,853	9.9%
Loans and Financing	9,322,035	10,858,262	(14.1%)
Leases to Pay	7,701,733	9,258,701	(16.8%)
Suppliers	93,162	45,451	105.0%
Labor Obligations	495,968	285,736	73.6%
Taxes and Contributions to Collect	338,551	265,112	27.7%
Airport Fees	605,527	218,459	177.2%
Frequent-Flyer Program	239,209	292,455	(18.2%)
Lp Provisions	2,680,191	2,894,983	(7.4%)
Deferred Taxes	198,519	36,354	NM
Other Liabilities	5,216,819	312,340	NM
Shareholders' Equity	(23,167,114)	(21,358,815)	8.5%
Share Capital	4,040,661	4,040,397	0.0%
Shares to Issue	1,470	-	NM
Treasury Shares	(1,709)	(38,910)	(95.6%)
Capital Reserve	399,838	1,178.568	(66.1%)
Equity Valuation Adjustments	(616,734)	(770,489)	(20.0%)
Share-Based Compensation	-	-	NM
Gains on Change in Investment	(26,990.640)	(25,768.381)	4.7%

11	GOL Linhas Aéreas Inteligentes S.A.

Results Report Fourth Quarter, 2023

Consolidated Cash Flow

Consolidated Cash Flow (R$000)	4Q23	4Q22	% Var.
Net Income (Loss) for the Period	(1,097,706)	230,910	NM
Depreciation - Aircraft Right of Use	(241,369)	278,879	(13.5%)
Depreciation and Amortization - Others	194,078	182,942	6.1%
Provision for Doubtful Accounts	(434)	3,825	NM
Provisions for Inventory Obsolescence	105	4,301	(97.6%)
Provision (Reversal) for Lower Deposits	-	(43,289)	NM
Provision for Loss on Advances from Suppliers	-	(4)	NM
Adjustment to Present Value of Assets and Liabilities	(34,987)	86,030	NM
Deferred Taxes	237,394	16,567	NM
Equity Pickup	-	-	NM
Write-off of Property. Plant & Equipment and Intangible Assets	(40,284)	24,936	NM
Sale-Leaseback	(313,015)	(7,315)	NM
Amendment to Lease Agreements	71,678	(176,667)	NM
Constitution (Reversal) of Provision	304,493	5,359	NM
Exchange Rate and Cash Changes. Net	449,528	(685,150)	NM
Interest on loans and Leases and Amortization of Costs, Premiums and Goodwill	753,252	676,829	10.9%
Discount on Bond Repurchases	(37,818)	-	-
Goodwill on Financing Operations	98,535	-	-
Derivative Results Recognized in Profit or Loss	1,628.737	93,381	NM
Share-Based Compensation	(2,587)	13,002	NM
Other Provisions	(12,485)	(3,711)	NM
Adjusted Net Income (Loss)	2,439,902	700,825	NM
Changes in Operating Assets and Liabilities:
Investments	(913,486)	(43,085)	NM
Trade Receivables	218,180	61,117	NM
Inventories	(240,713)	(23,427)	NM
Deposits	(12,551)	(49,372)	(74.6%)
Advance to Suppliers and Third Parties	(64,385)	111,486	NM
Taxes to Recover	66,472	342	NM
Variable Leases	(1,951)	825	NM
Suppliers	(109,304)	301,254	NM
Suppliers - Forfaiting	(376)	-	NM
Advance Ticket Sales	(506,441)	(212.703)	NM
Frequent-Flyer Program	240,812	13,320	NM
Advances from Ticket Sales	(177,030)	221,160	NM
Labor Obligations	(58,813)	122,805	NM
Airport Fees	(89,740)	37,603	NM
Taxes to Collect	(1,950)	103,215	NM
Liabilities with Derivative Transactions	(3,897)	3,672	NM
Provisions	(263,196)	(141,341)	86.2%
Other Credits (Liabilities)	43,850	8,366	NM
Interest Paid	(421,298)	(233,571)	NM
Net Cash in Operational Activities	143,944	982,491	NM
Advance for Property, Plant & Equipment Acquisition, net	-	63,270	NM
Acquisition of Property, Plant & Equipment	(192,937)	(137,532)	NM
Sale-Leaseback Transactions Received	(232)	-	NM
Acquisition of Intangible Assets	(63,226)	(27,564)	NM
Net Cash Used in Investment Activities	(256,395)	(101,826)	NM
Fundraising in Loans and Financing	581,490	-	NM
Loan Payments	(222,941)	(104,804)	NM
Lease Payments - Aircraft	(301,625)	(730,908)	(58.7%)
Lease Payments - Others	(37,800)	(9,763)	NM
Issues of warrants	(873)	-	-
Capital Increase	1,470	(84)	NM
Net Cash from Financing Activities	19,721	(845,580)	NM
Exchange Rate Change of the Cash of Subsidiaries Abroad	(106,483)	(15,223)	NM
Net Decrease in Cash and Cash Equivalents	(199,213)	19,862	NM
Cash and Cash Equivalents at the Start of the Period	523,141	149,173	250.7%
Cash and Cash Equivalents at the End of the Period	323,928	169,035	91.6%

Subsequent Events

On January 25, 2024, GOL and its subsidiaries filed for Chapter 11 in the United States Bankruptcy Court for the Southern District of New York (the “US Court”). Chapter 11 is a U.S. court-supervised reorganization process that companies use to raise capital, restructure their finances, and strengthen their business operations over the long term while continuing to operate normally. On February 28, 2024, the US Court granted GOL's request to access up to US$1 billion of debtor financing held by certain secured bondholders and/or their representatives, to be used for, among other things, designated working capital expenditures, general corporate needs, and restructuring-related costs.

12	GOL Linhas Aéreas Inteligentes S.A.

Results Report Fourth Quarter, 2023

As a consequence of the Chapter 11 filing, on January 26, 2024, the New York Stock Exchange (“NYSE”) suspended trading in GOL’s American Depositary Shares (the “ADSs”) and will apply to the Securities and Exchange Commission (“SEC”) to delist the ADSs, as is customary following a Chapter 11 filing in accordance with Section 802.01D of the NYSE Listed Company Manual. GOL’s secured and unsecured debt is significantly in excess of its assets.

GOL has filed with the U.S Court certain schedules and statements of financial affairs setting forth, among other things, the assets, and liabilities of GOL (the “Statements and Schedules”). The Statements and Schedules are prepared according to the requirements of applicable bankruptcy law and are subject to further amendments or modifications by GOL.

Although, these materials provide the information required under the Bankruptcy Code and U.S. Court, they are nonetheless unaudited and prepared in a format different from the consolidated financial report historically prepared by GOL in accordance with IFRS (International Financial Reporting Standards). Certain information contained in the Statements and Schedules may be prepared on an unconsolidated basis. Accordingly, the substance and format of the Statements and Schedules may not for meaningful comparison with the publicly disclosed consolidated financial statements. Moreover, the Statements and Schedules required by, and filed with, U.S Court are not prepared for the purpose of providing a basis for an investment decision relating to GOL securities, or claims against GOL, or for comparison with other financial information required to be reported under applicable securities law.

Glossary of Industry Terms

•	AIRCRAFT LEASING: An agreement through which a company (the lessor). acquires a resource chosen by its client (the lessee) for subsequent rental to the latter for a determined period.
•	AVAILABLE SEAT KILOMETERS (ASK): The aircraft seating capacity is multiplied by the number of kilometers flown.
•	BARREL OF WEST TEXAS INTERMEDIATE (WTI): Intermediate oil from Texas. a region that refers to the name for concentrating oil exploration in the USA. WTI is used as a reference point in oil for the US derivatives markets.
•	BRENT: Refers to oil produced in the North Sea. traded on the London Stock Exchange. serving as a reference for the derivatives markets in Europe and Asia.
•	TOTAL CASH: Total cash. financial investments and restricted cash in the short- and long-term.
•	OPERATING COST PER AVAILABLE SEAT KILOMETER (CASK): Operating expenses divided by the total number of available seat kilometers.
•	OPERATING COST PER AVAILABLE SEAT KILOMETER EX-FUEL (CASK EX-FUEL): Operating cost divided by total available seat kilometers excluding fuel expenses.
•	AVERAGE STAGE LENGTH: It is the average number of kilometers flown per stage performed.
•	EXCHANGEABLE SENIOR NOTES (ESN): Securities convertible into shares.
•	AIRCRAFT CHARTER: Flight operated by a Company that is out of its normal or regular operation.
•	BLOCK HOURS: Time in which the aircraft is in flight. plus taxi time.
•	LESSOR: The party renting a property or other asset to another party. the lessee.
•	LONG-HAUL FLIGHTS: Long-distance flights (in GOL’s case. flights of more than four hours).
•	REVENUE PASSENGERS: Total number of passengers on board who have paid more than 25% of the full flight fare.
•	REVENUE PASSENGER KILOMETERS PAID (RPK): Sum of the products of the number of paying passengers on a given flight and the length of the flight.
•	PDP: Credit for financing advances for the acquisition of aircraft.
•	Load Factor: Percentage of the aircraft’s capacity used in terms of seats (calculated by dividing the RPK/ASK).
•	Break-Even Load Factor: Load factor required for operating revenues to correspond to operating expenses.
•	Aircraft Utilization Rate: Average number of hours per day that the aircraft was in operation.
•	Passenger Revenue per Available Seat Kilometer (PRASK): Total passenger revenue divided by the total available seat kilometers.
•	Operating Revenue per Available Seat Kilometers (RASK): The operating revenue is divided by the total available seat kilometers.
•	Sale-Leaseback: A financial transaction whereby a resource is sold and then leased back. enabling use of the resource without owning it.
•	SLOT: The right of an aircraft to take off or land at a given airport for a determined period.
•	Sub-Lease: An arrangement whereby a lessor in a rent agreement leases the item rented to a fourth party.
•	Freight Load Factor (FLF): Measure of capacity utilization (% of AFTKs used). Calculated by dividing FTK by AFTK.
•	Freight Tonne Kilometers (FTK): The demand for cargo transportation is calculated as the cargo's weight in tons multiplied by the total distance traveled.
•	Available Freight Tonne Kilometer (AFTK): Weight of the cargo in tons multiplied by the kilometers flown.
•	Yield per Passenger Kilometer: The average value paid by a passenger to fly one kilometer.
13	GOL Linhas Aéreas Inteligentes S.A.

Results Report Fourth Quarter, 2023

Contact

E-mail: ir@voegol.com.br

Website: www.voegol.com.br/ir

About GOL Linhas Aéreas Inteligentes S.A.

GOL is a leading domestic airline in Brazil and part of Abra Group. Since it was founded in 2001, the Company has the lowest unit cost in Latin America, democratizing air transportation. The Company has alliances with American Airlines and Air France-KLM and makes available several codeshares and interline agreements available to Customers, bringing more convenience and simple connections to any place served by these partnerships. With the purpose of “Being the First for All,” GOL offers the best travel experience to its passengers, including: the largest number of seats and more space between seats; the greatest platform with internet, movies and live TV; and the best frequent-flyer program, Smiles. In cargo transportation, Gollog delivers orders to different regions in Brazil and abroad. The Company has a team of 13,700 highly qualified aviation professionals focused on Safety. GOL’s #1 value and operates a standardized fleet of 141 Boeing 737 aircraft. The Company's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, go to www.voegol.com.br/ir.

Non-Accounting Measures

To be consistent with industry practice. GOL discloses so-called non-GAAP financial measures. which are not recognized under IFRS or U.S. GAAP, including “Net Debt,” “Total Cash” and "EBITDA". GOL’s Management believes that disclosure of non-GAAP measures provides useful information to investors, financial analysts and the public in their review of its operating performance and their comparison of its operating performance to the operating performance of other companies in the same industry and other industries. However, these non-GAAP items do not have standardized meanings and may not be directly comparable to similarly titled items adopted by other companies. Potential investors should not rely on information not recognized under IFRS as a substitute for the GAAP measures of earnings or Total Cash in making an investment decision.

*****

14	GOL Linhas Aéreas Inteligentes S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2024

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Mario Tsuwei Liao
Name: Mario Tsuwei Liao Title: Chief Financial and IR Officer